UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-13783

FORM 12b-25	CUSIP NUMBER 45811E301
NOTIFICATION OF LATE FILING

(Check One):   ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR
For Period Ended: December 31, 2011
[    ] Transition Report on Form 10-K
[    ] Transition Report on Form 20-F
[    ] Transition Report on Form 11-K
[    ] Transition Report on Form 10-Q
[    ] Transition Report on Form N-SAR
For the Transition Period Ended:________________________________________
Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
PART I —REGISTRANT INFORMATION Integrated Electrical Services, Inc.
Full Name of Registrant N/A
Former Name if Applicable 4801 Woodway Drive, Suite 200-E
Address of Principal Executive Office (Street and Number) Houston, Texas 77056
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

    We are not able to file our Quarterly Report on Form 10-Q for the quarter ended December 31, 2011 (the "Form 10-Q")  on or prior to February 14, 2012 because we are in the process of restating our consolidated financial statements as of and for the fiscal years ended September 30, 2011, 2010 and 2009 to correct errors in the computation of vacation benefits liabilities and to accurately reflect certain previously reported expenses in the periods in which they were incurred.  As a result, we are unable to file our Form 10-Q on a timely basis without unreasonable effort and expense.

PART IV — OTHER INFORMATION (1) Name and telephone number of person to contact in regard to this notification.
William L. Fiedler	713	860-1500
(Name)	(Area Code)	(Telephone Number)
(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

		☒ Yes : ☐ No
(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
		☐ Yes : ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Integrated Electrical Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 14, 2012	INTEGRATED ELECTRICAL SERVICES, INC.
/s/ WILLIAM L. FIEDLER
Name: William L. Fiedler Title: Senior Vice President and General Counsel

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).